Index Funds
1155 Kelly Johnson Boulevard, Suite 111
Colorado Springs, Colorado 80920

April 17, 2015

VIA EDGAR

Ms. Stephanie Hui
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Index Funds
File Nos. 333-129930, 811-21836

Dear Ms. Hui,

On behalf of Index Funds (the “Registrant” or “Trust”), set forth in the numbered paragraphs below are the oral comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or “Commission”) on August 26, 2014 and on April 15, 2015 to Post-Effective Amendment No. 14 (“PEA 14”) under the Securities Act of 1933, as amended (the “1933 Act”), and Post-Effective Amendment No. 18 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s registration statement, filed on July 11, 2014, in connection with the registration of the S&P 500 Equal Weight (the “S&P Fund”), a new separate series of the Registrant. Each comment is accompanied by the Registrant’s response.

The Registrant anticipates filing Post-Effective Amendment No. 29 (“PEA 29”) pursuant to Rule 485(b) under the 1933 Act on or about April 17, 2015  As previously discussed with you, PEA 29 will update and complete the Registrant’s disclosures in PEA 14 with respect to the S&P Fund only, including to: (i) reflect changes to PEA 14 made in response to oral comments provided by the Staff, (ii) complete certain information not previously included in PEA 14, and (iii) include certain other required exhibits.  Neither PEA 29 nor this letter response will include information relating to the Gold & Silver Index Fund, a separate series of the Registrant whose prospectus and statement of additional information had previously been included in PEA 14.

U.S. Securities And Exchange Commission
April 17, 2015

Staff Comments: Prospectus – S&P Fund

1.
Staff Comment:  As the proposed ticker for the S&P Fund appears to be currently in use by one or more of the Registrant’s existing series, please describe the Registrant’s intentions with regard to tickers.

Registrant’s Response:  Based on information provided by The Index Group, Inc. (formerly known as The Willis Group, Inc.), the adviser to the Fund (the “Adviser”), the Registrant understands that these tickers were inadvertently copied over from then-existing series of the Trust.

Since the date PEA 14 was filed, the other two series of the Registrant have closed to investors and have ceased operations.  As a consequence, the “INDEX” ticker is no longer in use by any other series of the Registrant, and is being proposed for use by the S&P Fund.

2.	Staff Comment: Please include a completed fees and expenses table in the Registrant’s correspondence responding to these comments.

Registrant’s Response:  Comment complied with.  Please see the table below.

Shareholder Fees (fees paid directly from your investment)	No Load Shares
Redemption Fee (as a percentage of amount redeemed within 30 days of purchase)	2.00%
Annual Account Maintenance Fee for Accounts under $25,000	$20.00
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.25%
Distribution (12b-1) Fees	0.00%
Other Expenses(1)	0.71%
Total Annual Fund Operating Expenses	0.96%
Fee Waiver/Expense Reimbursement(2)	-0.66%
Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement	0.30%

(1)	Other Expenses are based on estimated amounts for the Fund’s initial fiscal year.
(2)	The Index Group, Inc. (the “Adviser”, formerly known as The Willis Group, Inc.), has agreed to waive and/or reimburse fees or expenses in order to limit Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement (excluding acquired fund fees and expenses, brokerage expenses, interest expenses, taxes and extraordinary expenses) to 0.30% of the Fund’s average daily net assets for No Load class Shares. This agreement is in effect through July 31, 2016. This agreement may not be terminated or modified prior to this date except with the approval of the Fund’s Board of Trustees.

U.S. Securities And Exchange Commission
April 17, 2015

3.	Staff Comment: Please confirm that the term of the expense waiver/reimbursement agreement will be at least one year from the effective date of PEA 29.

Registrant’s Response:  As noted in the excerpted table above and elsewhere in PEA 29, the expense waiver agreement will have a term through July 31, 2016, which is anticipated to be more than one year from the effective date of PEA 29.

4.	Staff Comment: Please clarify that the expense examples reflect the effect of any waivers/reimbursements for the contractual periods of any such arrangements only.

Registrant’s Response:  The Registrant notes that the paragraph preceding the Fund’s expense examples includes a sentence stating that “[a]ny agreement by the Adviser to waive fees is only included for the one-year period in the expense example.” The Registrant has restated this sentence to indicate that “the effect of any waivers or reimbursement agreements are reflected for the contractual periods of any such arrangements only.”

5.
Staff Comment:  Confirm supplementally via correspondence that any recoupment of waived or reimbursed expenses by the Adviser will only be to the extent that expenses fall below the rates set forth in such waiver/reimbursement agreement(s).

Registrant’s Response:  The Registrant notes that the expense waiver/reimbursement agreement entered into by the Adviser and the Trust will no longer include a recoupment mechanism, and that the footnote to the fee table has been accordingly revised.

6.
Staff Comment: In footnote 4 to the fees and expenses table, revise the last sentence to state that the Fund “cannot” pay deferred fees and expenses rather than that the Fund “will not be obligated to pay.”

Registrant’s Response:  As noted in the response to Staff Comment 5, there is currently no recoupment mechanism under the expense waiver/reimbursement agreement.

7.	Staff Comment: Please indicate generally, in the first paragraph of the S&P Fund’s Principal Investment Strategies section, the securities in which the S&P Fund will invest.

Registrant’s Response: Comment complied with.  The Registrant has inserted the following sentence in the first paragraph of the S&P Fund’s Principal Investment Strategies: “The Fund expects that its portfolio will consist primarily of securities of issuers included in the Index.”

U.S. Securities And Exchange Commission
April 17, 2015

8.	Staff Comment: In discussing the quarterly rebalancing of the S&P Fund, disclose that the frequency of rebalancing is related to the Index’s rebalancing, which also typically occurs quarterly.

Registrant’s Response:  Comment complied with. The Registrant has revised the last sentence in the first paragraph of the Principal Investment Strategies to read as follows: “Overall Fund positions will be typically assessed and if necessary rebalanced quarterly and other intervals as The Index Group, Inc. (the “Adviser”, formerly The Willis Group, Inc.) deems appropriate, bearing in mind that the Index is also typically rebalanced quarterly, in order to seek to achieve the Fund’s investment objective.”

9.	Staff Comment: Consider whether the Principal Investment Strategies disclosure may be enhanced by providing a parenthetical example of a market-cap index.

Registrant’s Response:  The Registrant has inserted a parenthetical identifying the S&P 500 Index as an example of a market-cap index.

10.
Staff Comment:  Consider whether it would be more accurate to state that “each constituent stock’s weight in a market-cap index is typically proportionate” to its “market capitalization” as opposed to its “market value.”

Registrant’s Response:  Comment complied with.  The Registrant has revised the disclosure to state that “each constituent stock’s weight in a market-cap index is typically proportionate to its market capitalization.”

11.	Staff Comment: In the Principal Investment Strategies disclosure for the S&P Fund, please consider whether the word “leading” is appropriate in the description of the Index.

Registrant’s Response:  The Registrant has revised the sentence in question to state that the Index is “designed to measure the performance of approximately 500 U.S. issuers chosen for market size, liquidity and industry grouping, among other factors.”

12.
Staff Comment:  Please add additional disclosure explaining, in plain English to the extent possible, the difference between the S&P 500 Index and the S&P 500 Equal Weight Index, including a discussion of the effects of such differences on the composition of the Equal Weight Index.  Consider whether the disclosure might be enhanced by avoiding terms such as “concentration”, “diversification”, “over-weighting” and “under-weighting.”

Registrant’s Response:  The Registrant has added the following additional disclosure to the Fund’s principal investment strategies:

U.S. Securities And Exchange Commission
April 17, 2015

“An equal-weight index (such as the Index) differs from a market-cap index (such as the S&P 500 Index) in that an equal weight index will typically contain all of the 500 constituents in the index approximately equally, while each constituent stock’s weight in a market-cap index is typically proportionate to its market capitalization.  By definition, companies with the largest market capitalizations will the highest weights within a market-cap index. In contrast, every company within an equal weight index should have the same weight, regardless of the relative market capitalizations of the companies.”

13.	Staff Comment: Please clarify that investment in other investment companies is properly identified as a principal risk of the S&P Fund.

Registrant’s Response:  The Registrant confirms that investment in other investment companies is appropriately identified as a principal risk.  This risk factor appears due to the possibility that the S&P Fund may invest up to 20% of its net assets in “securities or other financial instruments that have economic characteristics similar to constituents of the Index, or are intended to track the performance of the Index as a whole” and that such investments may include exchange-traded funds.

14.	Staff Comment: Please confirm supplementally whether the S&P Fund will change its name in the event that the Index changes its name.

Registrant’s Response:  The Registrant confirms that in the event that Standard & Poor’s changes the name of the S&P 500 Equal-Weight Index, the Fund will also change its name.  The Fund pays Standard & Poor’s a licensing fee to use the name of its index.

15.
Staff Comment: Given that the S&P Fund may invest up to 20% of its assets in investments that are not components of, or do not have economic characteristics similar to, the securities comprising the Index, please discuss whether the Fund’s name is misleading.

Registrant’s Response:  The Registrant has revised the Fund’s principal investment strategies to state that:

“The Fund will invest, under normal circumstances, at least 80% of its net assets and borrowings for investment purposes in securities of issuers included in the Index.  The Adviser expects the Fund to invest the remaining 20%, under normal circumstances, in: (i) securities or other financial instruments that have economic characteristics similar to constituents of the Index, or are intended to track the performance of the Index as a whole (which may include without limitation futures, options on futures, options, swaps, repurchase agreements, and securities of other investment companies, such as exchange-traded funds), or (ii) cash, cash equivalents, U.S. Government securities and securities of non-U.S. issuers.  In certain situations where, for example, the Fund’s access to certain issuers is, in the Adviser’s view, limited, the Fund may not hold all of the constituents of the Index. The Fund may sell securities that are represented in the Index in anticipation of their removal from the Index, or buy securities that are not yet represented in the Index in anticipation of their addition to the Index.”

U.S. Securities And Exchange Commission
April 17, 2015

The Adviser believes that the ability to invest up to 20% of the Fund’s net assets and borrowings for investment purposes in investments that are not Index components allows the portfolio manager the option of utilizing other Index tracking instruments in situations where liquidity constraints limit the Fund’s access to Index constituents, to seek to lower transaction costs, or to seek to reduce tracking error. The Registrant believes that the revised principal investment strategy language is consistent with Rule 35d-1, and in particular the observation in the Adopting Release to Rule 35d-1, which noted that “[i]ndex funds, for example, generally would be expected to invest  more than 80% of their assets in investments connoted by the applicable index.”1  In this case, the Fund would, under normal circumstances, have at least 80% of its net assets and borrowings comprised of Index constituents, with at least some portion of the remaining 20% comprised of instruments that are, in the words of the Adopting Release, “connoted by” the Index.

16.
Staff Comment: In light of the sentence that states “[t]he Fund may not invest in all of the common stocks in the Index . . .”, please discuss whether the S&P Fund’s name is misleading and also provide additional detail regarding the circumstances in which the S&P Fund may vary its investments away from the Index.

Registrant’s Response:  Based on information provided by the Adviser, the Registrant notes that the Fund may, under circumstances, not hold all constituents of the Index, or may hold securities of issuers not included within the Index.  These situations may arise due to liquidity or trading complications in connection with certain Index constituent issuers, or in anticipation of the removal or addition of one or more of the constituents, and may typically be outside of the Adviser’s control.  To clarify that these situations may arise, the Registrant has indicated in the revised principal investment strategies that “[i]n certain situations where, for example, the Fund’s access to certain issuers is, in the Adviser’s view, limited, the Fund may not hold all of the constituents of the Index.”

In order to seek to achieve the Fund’s investment objective of replicating the total return of the Index, the Adviser believes the Fund requires the ability to vary investments away from the Index constituents (but within the constraints articulated in the revised principal investment strategies).  As a consequence, the Registrant believes that the S&P Fund’s name is not misleading.

1 Investment Company Names, SEC Release No. IC-24828, January 17, 2001.

U.S. Securities And Exchange Commission
April 17, 2015

17.	Staff Comment: Please clarify that the S&P Fund’s 80% test applies to 80% of the net assets and borrowings for investment purposes.

Registrant’s Response:  Comment complied with.  The Registrant has revised the Fund’s principal investment strategy disclosure accordingly.

18.
Staff Comment:  The Staff asks that the Registrant consider Disclosure and Compliance Matters for Investment Company Registrants That Invest in Commodity Interests (IM Guidance Update No. 2013-05, August 2013) and provide more specific disclosure regarding the types of derivative instruments (including options and futures) that the S&P Fund may utilize, and to confirm supplementally whether the use of such instruments is consistent with the Fund’s investment objective.  This comment is applicable to both the summary and statutory prospectus sections.

Registrant’s Response:  Based on information provided by the Adviser, the Registrant believes that the use of certain derivative instruments by the Fund remains consistent with the Fund’s investment objective.  This is premised on the Adviser’s intent to use such derivative instruments primarily, and under normal circumstances, for the purposes of gaining exposure to Index constituents as necessary, to seek to lower transaction costs, or to seek to reduce Index tracking error.

While such derivative instruments may include futures, options on futures, options, and swaps, the Registrant has revised the Fund’s principal investment strategy disclosure to emphasize futures (and in particular futures on indices).  In addition, the Registrant has added a subsection to the “Derivatives” principal risk disclosure to address certain particular risks associated with futures.

19.
Staff Comment:  In light of the Fund’s classification as a non-diversified fund, please discuss whether the Fund’s name is misleading, and provide a discussion of future intentions regarding diversification status.

Registrant’s Response:  The Registrant notes that the Fund’s classification as set forth in its Statement of Additional Information has been revised to indicate that the Fund will be diversified.

20.	Staff Comment: Please consider adding “Passive Investment Strategy Risk” as a principal risk factor of the S&P Fund.

Registrant’s Response:  Comment complied with.  The Registrant has added “Passive Investment Strategy Risk” as a principal risk factor of the Fund.

U.S. Securities And Exchange Commission
April 17, 2015

21.
Staff Comment: Since “Liquidity Risk” is identified as an “Other Risk of Investing in the Fund,” please consider whether discussion of illiquid securities is warranted in the Principal Investment Strategies.

Registrant’s Response:  As the Adviser continues to believe that liquidity risk is unlikely to rise to the level of a principal risk of the Fund, the Registrant believes that extensive discussion of illiquid securities is not warranted in the Fund’s principal investment strategies.  To clarify, however, that liquidity risk is not likely to be a principal risk, but will remain a non-principal risk, the Registrant has retitled the heading of the section in question to “Non-Principal Risks of Investing in the Fund.”

22.	Staff Comment: In the biography for Mr. Willis, please consider whether the reference to his role as a portfolio manager for the “Giant 5 Funds” is still appropriate.

Registrant’s Response:  The Registrant has deleted this reference and clarified Mr. Willis’ role with respect to the other existing series of the Registrant.

23.	Staff Comment: The description of the Index includes a reference to CME Group, Inc. Please confirm whether this reference is applicable.

Registrant’s Response:  The Registrant has deleted the references to CME Group, Inc.

24.	Staff Comment: Please revise the reference on page 15 of the prospectus referring to “Investor Shares.”

Registrant’s Response:  Comment complied with.

25.
Staff Comment: Please review the stated minimum investment amounts, and consider whether those amounts are consistent with the low balance thresholds below which accounts will be charged annual maintenance fees.  Please also generally confirm that any stated references to investment minimums are correct.

Registrant’s Response:  The Registrant has reviewed the Fund’s disclosures relating to minimum initial and subsequent amounts, as well as disclosures relating to account maintenance fees, and believes that the current figures cited are accurate.  While the $1,000 stated minimums reflect the smallest account sizes that the Fund will open, accounts below the $25,000 will continue to be subject to account maintenance fees in order to address costs of maintaining accounts below a certain size.

U.S. Securities And Exchange Commission
April 17, 2015

The Registrant has also revised the disclosure under “Delivery of Shareholder Documents” to clarify that the Fund also reserves the right to close accounts under $1,000 and send the proceeds to the shareholder (as opposed to accounts under $25,000 as was previously indicated).

26.	Staff Comment: In the disclosure under the heading “Directed Dividend Option,” please explain what the term “another Giant 5 Fund” refers to.

Registrant’s Response:  The Registrant has deleted the reference to other series of Index Funds, as those other funds have closed and are no longer in operation.

27.	Staff Comment: In the section on page 20 titled “Selling Your Shares,” please delete or correct the cross reference directing readers to the same section.

Registrant’s Response:  Comment complied with.  The reference has been deleted.

28.	Staff Comment: In the section on page 21 titled “Delay in Payment of Redemption Proceeds,” please provide additional disclosure regarding the extent of such delays.

Registrant’s Response:  The Registrant has clarified the disclosure to indicate that redemption proceeds will still be typically sent within seven days, unless shares were purchased by check.

Staff Comments: Statement of Additional Information

29.	Staff Comment: Please clarify and confirm the non-diversified classification of the Fund.

Registrant’s Response:  The Registrant notes that the Fund will be diversified, and has updated disclosure in PEA 29 accordingly.

30.
Staff Comment: Please discuss any changes in the Registrant’s name, as required by Item 15 of Form N-1A.  Please also consider whether clarification regarding the S&P Fund’s ticker symbol is warranted in the discussion of the fund’s history in the SAI.

Registrant’s Response:  Comment complied with.  The Registrant has included details regarding the 2014 change of the Trust’s name, as well as regarding ticker symbols of previously operating series of the Trust, within the SAI.

U.S. Securities And Exchange Commission
April 17, 2015

31.	Staff Comment: As the Statement of Additional Information contains certain references to “underlying funds,” please delete or confirm that such references are still appropriate.

Registrant’s Response:  Comment complied with.  The Registrant has deleted such references, except where appropriate to refer to other investment companies (e.g. certain ETFs) in which the Fund may invest.

32.	Staff Comment: With respect to the number of funds within the term “fund complex,” please revise the disclosure to indicate that there are four funds within the fund complex.

Registrant’s Response:  The Registrant has revised the disclosure to state that there is only one fund within the fund complex (i.e., the S&P Fund), in light of the fact that the Gold & Silver Fund is not being launched at this time and bearing in mind that the then-existing two other series of the Registrant have ceased operations and closed.

33.	Staff Comment: Please revise the disclosure to reflect the current composition and number of members on the Board.

Registrant’s Response:  Comment complied with.  The Fund’s disclosure has been updated to reflect the current membership of the Board.

34.
Staff Comment: Please review and revise references to: (i) minimum investment amounts for Funds; and (ii) amounts below which the Trust reserves the right to redeem certain accounts, each within the Statement of Additional Information.

Registrant’s Response:  Comment complied with.

35.	Staff Comment: In the disclosure under the heading “Redemption of Shares,” please clarify what is meant by a “Fund Business Day.”

Registrant’s Response:  The Registrant has revised the disclosure to refer only to “business days.”

36.	Staff Comment: Please consider whether references to Institutional and Investor Shares should be retained.

Registrant’s Response:  The Registrant has deleted reference to Institutional and Investor Shares, and has revised the SAI disclosure accordingly to refer only to the Fund’s No Load Shares.

U.S. Securities And Exchange Commission
April 17, 2015

* * *
The Registrant hereby acknowledges that:

●	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or further comments, please contact me at (719) 445-8777.

Very truly yours,
/s/ Michael Willis
Michael Willis
President
Index Funds

cc:       Kevin T. Teng, Davis Graham & Stubbs LLP